
October 22, 2010

Mr. Jonathan Ricker
Chief Executive Officer and Chief Financial Officer
Mass Megawatts Wind Power, Inc.
95 Prescott Street
Worcester, MA 01605

> **Re:** **Mass Megawatts Wind Power, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2010**
> **Filed August 9, 2010**
> **Form 10-K/A for Fiscal Year Ended April 30, 2010**
> **Filed October 13, 2010**
> **File No. 0-32465**

Dear Mr. Ricker:

We have reviewed your responses in your letter filed October 13, 2010 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business day by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K/A for the Year Ended April 30, 2010 Filed on October 13, 2010

Exhibit 31.1

1. We have reviewed your response to comment two in our letter dated September 23, 2010. We have also reviewed the certification in your Form 10-K/A filed October 13, 2010. Please be advised that your certification continues to differ from the certification set forth in Item 601(b) of Regulation S-K. Most notably, you refer to "small business issuer" instead of "registrant" throughout the certification. Also, in paragraphs one and two, you refer to "this <u>annual</u> report" instead of "this report." Please amend your Form 10-K to provide the certification *exactly* as set forth in Item 601(b)(31) of Regulation S-K, and

ensure that all future filings use the exact wording set forth in Item 601(b)(31) of Regulation S-K. When you amend your filing, please ensure that that the certification is signed as of a recent date.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief